UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Closing of Securities Purchase Agreement

As previously disclosed on a Report of Foreign private Issuer on Form 6-K furnished to the Securities and Exchange Commission on March 26, 2026, on March 18, 2026, Linkage Global Inc., a Cayman Islands exempt company (the “Company”), entered into a Securities Purchase Agreement with an investor, pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 833,333 Class A ordinary shares, par value $0.0025 per share, of the Company, at a purchase price per share of $0.60, for gross proceeds of $500,000. The Private Placement was closed on April 14, 2026.

Issuance of Class B ordinary shares

On April 15, 2026, for the purpose of compensation and as approved by the Board of Directors of the Company, the Company issued 6,000,000 Class B ordinary shares of par value US$0.0025 each, at a subscription price of US$0.0025 per share, to the Chairman of the Board of Directors of the Company, Mr. Wu Zhihua. The Company received total consideration of US$15,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: April 16, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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